BP

NF 3-9-05

SECU 05036133 SION

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH, D.C. 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPR Investments, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10003 Woodloch Forest Drive, Suite 275
(No. and Street)

The Woodlands (City) Texas (State) 77380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tristan Renz (281) 681-1640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

700 Louisiana Street (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tristan Renz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPR Investments, L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

Signature

Tristan Renz FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

TPR INVESTMENTS, L.P.

Financial Statements and Schedule

December 31, 2004

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report

The Partners
TPR Investments, L.P.:

We have audited the accompanying statement of financial condition of TPR Investments, L.P. as of December 31, 2004, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TPR Investments, L.P. as of December 31, 2004, and the results of its operations, changes in partners' capital, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

January 21, 2005

TPR INVESTMENTS, L.P.

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	12,785,978
Investments in securities, at market value (cost of $5,000)		4,997
Investments in contracts		8,542,367
Commissions receivable		2,818,157
Interest receivable		19,725
Fixed assets, net		473,540
Other assets		24,119
Total assets	$	24,668,883

Liabilities and Partners' Capital

Accounts payable	$	104,395
Mortgage payable		344,959
Total liabilities		449,354
Partners' capital		24,219,529
Total liabilities and partners' capital	$	24,668,883

See accompanying notes to financial statements.

TPR INVESTMENTS, L.P.

Statement of Operations

Year ended December 31, 2004

Revenues:		
Trading profits	$	24,480,160
Net loss on principal transactions		(88,097)
Dividend and interest income		249,206
Total revenues		24,641,269
Expenses:		
Commission expense		1,793,976
Operating		1,946,299
Rent		92,323
Legal and professional fees		60,736
Depreciation and amortization		44,954
Other		47,672
Total expenses		3,985,960
Net income	$	20,655,309

See accompanying notes to financial statements.

TPR INVESTMENTS, L.P.

Statement of Changes in Partners' Capital

Year ended December 31, 2004

	Limited partner 99.99%	General partner 0.01%	Total
Partners' capital at December 31, 2003	$ 20,392,646	2,522	20,395,168
Contributions	—	—	—
Distributions	(16,830,398)	(550)	(16,830,948)
Net income	20,653,243	2,066	20,655,309
Partners' capital at December 31, 2004	$ 24,215,491	4,038	24,219,529

See accompanying notes to financial statements.

TPR INVESTMENTS, L.P.

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net income	$	20,655,309
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		44,954
Changes in assets and liabilities:		
Commissions receivable		(2,818,157)
Accrued interest receivable		(15,839)
Investments in securities, net		437,889
Investments in contracts, net		(914,855)
Other assets		17,724
Accounts payable		(594,845)
Mortgage payable		344,959
Securities sold, not yet purchased, net		(164,892)
Net cash provided by operating activities		16,992,247
Cash flows from investing activities:		
Net cash used in investing activities – purchases of fixed assets		(459,550)
Cash flows from financing activities:		
Contributions		—
Net distributions		(16,830,948)
Net cash used in financing activities		(16,830,948)
Net decrease in cash and cash equivalents		(298,251)
Cash and cash equivalents, beginning of year		13,084,229
Cash and cash equivalents, end of year	$	12,785,978

See accompanying notes to financial statements.

(1) Organization

TPR Investments, L.P., a Texas limited partnership (the Partnership), was formed on November 13, 2000 for the purpose of providing investment services in fixed-income securities. The Partnership is registered as a broker/dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Partnership will continue in existence until the close of business on December 31, 2050, unless earlier dissolved under the Partnership Agreement (the Agreement). The Partnership is managed by TPR Management Company, LLC, its general partner (General Partner).

Partnership profits, losses, and other items are allocated among the Partners in accordance with their Sharing Ratios, as defined in the Agreement.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investments in Securities

Investments in securities are stated at market value. Changes in market value are reflected as unrealized appreciation or depreciation in the accompanying statement of operations. Securities transactions are accounted for on a trade date basis. Interest income is recorded on the accrual basis.

(d) Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization and include furniture and fixtures, computer and office equipment, and leasehold improvements. Depreciation of fixed assets is provided using the straight-line method based on estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the lease or the useful life of the asset.

(e) Income Taxes

No provision for federal or state income taxes is made in the accounts of the Partnership since such taxes are liabilities of the individual partners and thus depend on their respective tax situations.

(Continued)

(f) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Partnership has a commission sharing arrangement with another broker-dealer. The commission expense through this arrangement totaled $1,793,976 in 2004.

(g) Investments in Contracts

Investments in contracts are stated at cost less amortization. These investments include investment agreements which give the partnership reinvestment rights of particular government security portfolios. The purchase price of the investment agreement and related costs are amortized on a straight-line basis over the life of the contract.

(h) Trading Profits

Revenue from trading profits is generated from the buying and selling of governmental securities.

(3) Cash and Cash Equivalents

The cash and cash equivalents balance includes a money market account held by Charles Schwab & Co. Inc. and cash held by HSBC Securities Inc., Scottrade Financial Services, and FISERV Securities Inc., the Partnership's clearing agent, in the Partnership's name.

(4) Investments in Securities

Investments in securities at December 31, 2004 are summarized as follows:

Description	Par value	Market value	Cost
U.S. Treasuries	$ 5,000	4,997	5,000

(Continued)

(5) Investments in Contracts

Investments in contracts are stated at cost less amortization. These investments included investment agreements, which give the partnership reinvestment rights of particular government security portfolios. The purchase price of the investment agreement and related costs are amortized on a straight-line basis over the life of the contract. Additional investments may be made during the life of a contract. These additional investments are capitalized in the investment in contracts. The additional investments are not amortized over the life of the contract, rather they are written off in correlation with trading profits.

Years to Maturity	Amount
0-2	$ 454,534
3-5	1,722,221
6-10	6,623,021
11-15	785,545
15-20	619,567
Total initial investment in contracts	10,204,888
Accumulated amortization	1,997,660
Total initial investments in contracts, net of amortization	8,207,228
Additional investment in contracts	335,139
Total investment in contracts	$ 8,542,367

(Continued)

(6) Fixed Assets

Fixed assets at December 31, 2004 are summarized as follows:

		Cost	Useful life
Furniture and fixtures	$	58,819	5 years
Computer equipment		73,727	3 years
Leasehold improvements		29,506	5 years
Office equipment		6,607	5 years
Building		411,304	27.5 years
		579,963	
Less accumulated depreciation and amortization		(106,423)	
	$	473,540	

(7) Securities Sold, Not Yet Purchased

There were no securities sold, not yet purchased at December 31, 2004.

(8) Lease Obligations

The Partnership leases office facilities under a noncancelable operating lease expiring in 2005. At December 31, 2004, future minimum rental commitments on such lease are as follows:

		Amount
Year ending December 31:		
2005	$	77,348

Rent expense relating to office facilities was $92,323 for the year ended December 31, 2004.

(9) Minimum Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2004, the Partnership had computed regulatory net capital of $15,172,249 which exceeded its required net capital of $100,000 by $15,072,249. The Partnership's aggregate indebtedness to net capital ratio at December 31, 2004 was 0.03 to 1.

(Continued)

(10) Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2004 and for the year then ended, the Partnership had no liabilities subordinated to claims of general creditors.

(11) Exemption from Rule 15c3-3

The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 under Section (k)(2)(ii) of that Rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

TPR INVESTMENTS, L.P.

Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission

December 31, 2004

Net capital:		
Partners' capital per accompanying financial statements	$	24,219,529
Less nonallowable assets:		
Receivable		1,818
Charles Schwab money market account		2,192
Deposits		6,744
HSBC securities cash account		46
Investment in contracts		8,542,367
Prepaid expenses		15,498
Fixed assets, net		473,540
Other asset		78
Haircut on investment securities – nonqualifying account		4,997
		9,047,280
Net capital		15,172,249
Minimum net capital requirement (the greater of $100,000 or 6-2/3% of aggregate indebtedness)		100,000
Net capital in excess of required amount	$	15,072,249
Aggregate indebtedness	$	449,354
Ratio of aggregate indebtedness to net capital		0.03 to 1

Note: There are no material differences between the computation of net capital and aggregate indebtedness as presented herein and as reported by the Partnership in Part II of Form X-17A5 as of December 31, 2004 filed on January 27, 2005.

See accompanying independent auditors' report.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Partners
TPR Investments, L.P.:

In planning and performing our audit of the financial statements and supplemental schedule of TPR Investments, L.P. (the Partnership), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons;
- Recordation of differences required by Rule 17a-13; or
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The General Partner is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 21, 2005